www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2026/10/07: To clarify news reported by Chinatimes on October 6, 2026

99.2 Announcement on 2026/10/13: UMC will convene Q3 2026 Investor Conference

Exhibit 99.1

To clarify news reported by Chinatimes on October 6, 2026

1. Date of occurrence of the event: 2026/10/07

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship with the Company (please enter “the company itself” or “subsidiaries”): the company itself

4. Reciprocal shareholding percentage: N/A

5. Name of the reporting media: Chinatimes

6. Content of the report:

「...UMC’s 2026 revenue is estimated to grow by nearly 21% year on year, with profit expected to increase by approximately 133%...」

7. Cause of occurrence:

The Company does not comment on speculative reports or market rumors. Regarding the Company’s financial and operating results, please refer to the public notice on MOPS.

8. Countermeasures: None

9. Any other matters that need to be specified: None

Exhibit 99.2

UMC will convene Q3 2026 Investor Conference

1. Date of institutional investor conference: 2026/10/28

2. Time of institutional investor conference: 17:00

3. Location of institutional investor conference: Online teleconference

4. Outline of institutional investor conference: UMC Q3 2026 Financial and Operating Results

5. Any other matters that need to be specified: None